Exhibit 99.1

RADA and ADTL Sign MOU to Establish JV in India

NETANYA, Israel, August 16, 2021 -- RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA), a leading global provider of advanced software-defined tactical radars for the maneuver force (“RADA”), and Alpha Design Technologies Pvt. Ltd., (“ADTL”), a 1,200+ people-strong, professional R&D and Production Organization, focused on the Defense and Aerospace domain, have executed a Memorandum of Understanding to establish a Joint Venture to market, manufacture, sell and support RADA’s radars in India.

Based on Indian defense doctrines for air defense and force protection, RADA envisions this market as a strategic growth opportunity. In line with the Indian Government’s policies of “Make in India”, RADA decided to establish a strong local presence in India - in partnership with a leading local defense company, offering the private and public defense industry in India, advanced, locally-adapted and produced, tactical radars which are tailored to the unique requirements of the Indian Armed Forces. Among the operational missions in which this advanced technology would be used are, mobile short range air defense, counter UAV, counter mortars, artillery and rockets (C-RAM), active protection of armored vehicles, and others.

Dov Sella, RADA’s CEO, commented, “Our business strategy is to establish substantial local presence in our key markets. India is such a market for us, and we look forward to begin building our Indian entity with our partner ADTL. We have been impressed by ADTL’s proven track-record in building a successful business, providing advanced systems to the Indian Armed Forces and partnering with non-Indian defense companies for the Indian market, and we are pleased that they have chosen to partner with us to capture this opportunity. We believe that now is the right timing to develop our Indian market presence and become a provider of our cutting-edge technologies and solutions to the Indian Armed Forces.”

Col. H. S. Shankar, VSM (Retd.), Chairman & Managing Director of ADTL, added, “RADA’s combat-proven radars are uniquely suited to the requirements of the Indian armed services, with their next-generation capabilities against UAVs and other current and emerging threats, at their market-leading price/performance point. We are pleased that RADA has chosen us as their partner in India and look forward to working together to address the needs of all local system integrators and security forces alike.”

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including active military protection, counter-UAS, critical infrastructure protection and border surveillance.

About ADTL

ADTL is one of the fastest growing defense and aerospace Private Sector Companies in India, which specializes in Fire Control Radars, Surveillance Radars, Upgrade of Missile Control Radars, C3I Systems, Tactical Communications, including SDRs, EW, Avionics and Space Systems.  Adani Defence and Aerospace have recently invested heavily in ADTL and together they form a strong combination to take on the Government of India’s program for self-reliance, “Aatma Nirbhar Bharat”.

Contacts for RADA:
Company Contact: Avi Israel (CFO) Tel: +972 76538 6200 mrkt@rada.com www.rada.com	IR Contact GK Investor Relations Ehud Helft, Partner Tel: 1 617 318 3096 rada@gkir.com
Contacts for ADTL:
P V Balasubramanyam
Sr Vice President (Corp Planning & Offsets)
Tel: +91-80-42556-936
Fax: +91-80-2521-6541
Email: balu@adtl.co.in